CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2024, which are available on SEDAR+ at www.sedarplus.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars) (Unaudited)

As at	Notes	September 30, 2024	March 31, 2024

ASSETS
Current
Cash		154,318	208,992
Accounts receivable		5,505	4,476
Prepaid expenses		17,301	2,891
Other current assets		1,605	2,177

Total Current Assets		178,729	218,536

Non-current
Equipment	3	216	266
Intangible assets	4	35,937	35,465
Right-of-use asset	5	127	281
Goodwill	6	47,382	47,475

Total Non-Current Assets		83,662	83,487

TOTAL ASSETS		262,391	302,023

LIABILITIES
Current
Accounts payable and accrued liabilities		7,240	9,805
Lease liabilities	5	133	291

Total Liabilities		7,373	10,096

SHAREHOLDERS' EQUITY
Share capital	7	443,448	443,877
Contributed surplus		43,791	11,750
Options reserve	7	42,615	39,177
Warrants reserve	7	27,594	25,639
Accumulated other comprehensive loss		(4,183)	(2,285)
Deficit		(298,247)	(226,231)

TOTAL SHAREHOLDERS' EQUITY		255,018	291,927

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		262,391	302,023
Corporate information (note 1); Contracts, commitments and contingencies (note 11)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on November 12, 2024 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)

		Three months ended September 30		Six months ended September 30
	Notes	2024	2023	2024	2023

EXPENSES
Research	9	9,115	6,696	17,156	13,080
General and administrative costs	10	15,678	5,800	23,981	10,848
Share-based compensation	7	33,461	1,414	37,434	2,689

TOTAL EXPENSES		58,254	13,910	78,571	26,617

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)		(2,016)	1,968	1,336	77
Interest income		3,078	52	5,219	136

TOTAL OTHER INCOME		1,062	2,020	6,555	213

NET LOSS FOR THE PERIOD		(57,192)	(11,890)	(72,016)	(26,404)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		(803)	(1,216)	(1,898)	(39)
COMPREHENSIVE LOSS FOR THE PERIOD		(57,995)	(13,106)	(73,914)	(26,443)

Basic loss per share for the period		(2.86)	(1.93)	(3.60)	(4.55)
Weighted average number of common shares outstanding - basic		20,001,406	6,173,270	20,001,406	5,801,282
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six-month periods ended September 30, 2024 and 2023
(All amounts expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
		#	$	$	$	$	$	$	$
Balance at March 31, 2023		5,279,846	158,162	10,873	27,283	2,102	(148,151)	(2,035)	48,234
At-the-market offering - net of share issuance costs	7	855,691	13,722	—	—	—	—	—	13,722
Shares issued through common share purchase agreement - net of share issuance costs	7	638,545	5,349	4,599	—	—	—	—	9,948
Issuance of common share as commitment fee for future financing	7	66,812	—	—	—	—	—	—	—
Shares issued through LPC purchase agreement - net of share issuance costs	7	50,658	234	—	—	—	—	—	234
Options expired	7	—	—	—	(467)	467	—	—	—
Warrants expired	7	—	—	(1,156)	—	1,156	—	—	—
Share-based compensation	7	—	—	—	2,689	—	—	—	2,689
Unrealized loss on translation of foreign operations	7	—	—	—	—	—	—	(39)	(39)
Net loss for the period	7	—	—	—	—	—	(26,404)	—	(26,404)
Balance at September 30, 2023		6,891,552	177,467	14,316	29,505	3,725	(174,555)	(2,074)	48,384

Balance as at March 31, 2024		20,001,403	443,877	25,639	39,177	11,750	(226,231)	(2,285)	291,927
Adjustment for fractional shares upon share consolidation	7	3	—	—	—	—	—	—	—
Share issuance costs	7	—	(429)	—	—	—	—	—	(429)
Options cancelled	7	—	—	—	(32,041)	32,041	—	—	—
Share-based compensation	7	—	—	1,955	35,479	—	—	—	37,434
Unrealized loss on translation of foreign operations	7	—	—	—	—	—	—	(1,898)	(1,898)
Net loss for the period	7	—	—	—	—	—	(72,016)	—	(72,016)
Balance as at September 30, 2024		20,001,406	443,448	27,594	42,615	43,791	(298,247)	(4,183)	255,018
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars) (Unaudited)

		For the six months ended September 30,
	Notes	2024	2023

OPERATING ACTIVITIES
Net loss for the period		(72,016)	(26,404)
Adjustments for items not affecting cash:
Depreciation and amortization	3, 4, 5	281	140
Share-based compensation	7	37,434	2,689
Lease interest	5	6	—
Unrealized foreign currency translation gain		(1,336)	(95)
		(35,631)	(23,670)
Net changes in non-cash working capital items:
Accounts receivable		(1,029)	(632)
Prepaid expenses		(14,410)	(1,332)
Other current assets		572	(105)
Accounts payable and accrued liabilities		(2,565)	3,580
Net cash flows used in operating activities		(53,063)	(22,159)

INVESTING ACTIVITIES
Purchase of equipment and intangible assets	3, 4	(579)	(323)
Net cash flows used in investing activities		(579)	(323)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net		—	23,904
Share issuance costs	7	(429)	—
Lease payments	5	(176)	—
Net cash flows used in financing activities		(605)	23,904
Effects of exchange rate changes on cash		(427)	63

Net decrease in cash		(54,674)	1,485
Cash, beginning of period		208,992	16,633
Cash, end of period		154,318	18,118
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION

Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s seven subsidiaries (together with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”) and Cybin UK Ltd. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a clinical-stage neuropsychiatric company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three and six months ended, September 30, 2024 were approved and authorized for issue by the board of directors on November 12, 2024.
Stock exchange listings
Cybin’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc.(“Cboe") and NYSE American LLC under the symbol “CYBN” and on the Frankfurt Stock Exchange under the symbol “R7E1”.

Share consolidation

On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 existing Common Shares. As a result, the number of Common Shares, warrants, options and earnings per share presented in these condensed interim consolidated financial statements have been restated retrospectively for all the periods to reflect this consolidation.

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements for the three and six months ended September 30, 2024 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2024.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2024.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The subsidiaries’ functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US1	Canadian dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain former Adelia Shareholders hold Class B Shares (defined below) in Cybin US.
The Company acquired Small Pharma Inc. and its subsidiary Small Pharma Ltd. on October 23, 2023. On April 1, 2024, Small Pharma Inc. was amalgamated with Cybin Corp. and continued as Cybin Corp. and effective on December 16, 2023, Small Pharma Ltd.'s name was changed to Cybin UK Ltd.

Share Consolidation
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 existing Common Shares. IAS 33 Earnings Per Share requires retrospective adjustment to the number of shares and earnings per share in such cases even if such a transaction occurred after the reporting period. As a result, the number of Common Shares, warrants, options and earnings per share presented in these condensed interim consolidated financial statements have been restated retrospectively for all the periods to reflect this consolidation.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2024.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2024.

New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective as at September 30, 2024, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on the condensed interim consolidated financial statements of the Company.

3.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance March 31, 2024	664	266	930
Additions	—	35	35
Effect of foreign exchange	(2)	—	(2)
Balance, September 30, 2024	662	301	963

Accumulated Depreciation
Balance, March 31, 2024	430	234	664
Depreciation charge	70	15	85
Effect of foreign exchange	(2)	—	(2)
Balance, September 30, 2024	498	249	747

Net book value as at March 31, 2024	234	32	266
Net book value as at September 30, 2024	164	52	216

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

4.    INTANGIBLE ASSETS

	IP Research & Development	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance, March 31, 2024	32,440	1,668	1,381	74	35,563
Additions	—	544	—	—	544
Effect of foreign exchange	(31)	(7)	(3)	—	(41)
Balance, September 30, 2024	32,409	2,205	1,378	74	36,066

Accumulated Amortization
Balance, March 31, 2024	—	—	56	42	98
Amortization	—	—	19	12	31
Balance, September 30, 2024	—	—	75	54	129

Net book value as at March 31, 2024	32,440	1,668	1,325	32	35,465
Net book value as at September 30, 2024	32,409	2,205	1,303	20	35,937

5. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a)Right-of-use assets

Cost	$
Balance as at March 31, 2024	424
Additions	—
Effect of foreign exchange	13
Balance as at September 30, 2024	437

Accumulated amortization
Balance as at March 31, 2024	143
Amortization	165
Effect of foreign exchange	2
Balance as at September 30, 2024	310

Net book value as at March 31, 2024	281
Net book value as at September 30, 2024	127

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

b)Lease Liabilities

$
Balance as at March 31, 2024	291
Interest accretion	6
Effect of foreign exchange	12
Payments	(176)
Balance as at September 30, 2024	133

Current lease liabilities	133
6. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2024	47,475
Effect of foreign exchange	(93)
Balance as at September 30, 2024	47,382

7.    SHARE CAPITAL
a)Authorized share capital
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 existing Common Shares. As a result, the number of Common Shares, warrants, options and earnings per share presented in these condensed interim consolidated financial statements have been restated retrospectively for all the periods to reflect this consolidation.
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
As at September 30, 2024 the Company had no Common Shares subject to transfer restrictions (March 31, 2024: 415,985).
During the three and six month periods ended September 30, 2024 no Common Shares were issued.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Preferred Shares
As at September 30, 2024 the Company had no preferred shares outstanding (March 31, 2024- nil).
Cybin US Class B Shares
As at September 30, 2024, 36,084.7 class B common shares of Cybin US (“Class B Shares”) were outstanding, and are exchangeable for a total of 9,496 Common Shares. These condensed interim consolidated financial statements reflect issued Class B Shares on an as-converted basis.
During the three and six month periods ended September 30, 2024, no Class B Shares were issued.
c)Warrants

The continuity of the outstanding warrants for the six-month period ended September 30, 2024, is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2024	2,796,197	22.74
Exercised	—	—
Outstanding as at September 30, 2024	2,796,197	22.66
Exercisable as at September 30, 2024	2,796,197	22.66
1Certain warrants were issued in USD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.

The following summarizes information about warrants outstanding as at September 30, 2024:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining contractual life
				$$000’s	Years
August 4, 2028	635,887	635,887	US$15.20	4,578	3.84
May 14, 2029	1,754,386	1,754,386	US$19.38	17,842	4.62
June 15, 2030	336,843	336,843	9.50	3,891	5.71
August 20, 2030	38,818	38,818	24.32	936	5.89
November 15, 2030	30,263	30,263	9.50	347	6.12
	2,796,197	2,796,197	22.66	27,594	4.61

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

On August 27, 2024, the Company, upon receiving shareholder approval, extended the expiry dates of the warrants originally expiring on June 15, 2025, August 20 , 2025, and November 15, 2025 to June 15, 2030, August 20, 2030, and November 15, 2030, respectively. The Company extended the expiry date of 405,924 warrants, of which 260,527 related to officers and directors of the Company. No other changes to the terms of the warrants were made. As a result of the modification, the Company recorded an additional expense, related to the incremental fair value, of $1,955 in the statement of income as "Share-based compensation ".

As at September 30, 2024, the Company has no Common Share purchase warrants subject to transfer restrictions (2023 - nil).
d) Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the equity incentive plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of director's authority to amend existing awards, and certain other housekeeping amendments.
The changes in options for the six-month period ended September 30, 2024 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2024	1,742,139	35.17
Granted	3,369,526	13.92
Exercised	—	—
Forfeited/Expired	—	—
Cancelled	(1,199,655)	39.65
Outstanding as at September 30, 2024	3,912,010	15.31
Exercisable as at September 30, 2024	3,174,626	15.21
On April 5, 2024, the Company granted options to purchase up to 308,294 Common Shares, of which 111,188 were granted to employees, 171,054 were granted to officers of the Company and 26,052 were granted to consultants. The granted options have an exercise price of $21.28 per Common Share and expire on April 5, 2029. The granted options vest over two years. The aggregate estimated grant date fair value was determined to be $4,619 calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Risk-free interest rate	3.62%
Expected annual volatility, based on historical share price of the Company	88.13%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.4%
Share price	$21.28
Exercise price	$21.28
On May 5, 2024, the Company cancelled options to purchase up to 1,199,655 Common Shares (exercise prices ranged from $27.17 to $119.70). The unvested options were vested based on an accelerated cancellation criteria which resulted in $2,060 share based compensation expense.

On August 15, 2024, the Company granted options to purchase up to 3,061,232 Common Shares, of which 940,168 were granted to employees, 1,980,888 were granted to officers and directors and 140,176 were granted to consultants. The granted options have an exercise price of $13.11 per Common Share and expire on August 15, 2034. Certain options vested immediately, while others vest over periods of up to two years. The aggregate estimated grant date fair value was determined to be $34,822 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.07%
Expected annual volatility, based on historical share price of the Company	86.69%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.4%
Share price	$13.30
Exercise price	$13.11

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The following summarizes information about stock options outstanding on September 30, 2024:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Estimated grant date fair value
Expiry date	$			Years	$000’s
June 15, 2025	9.50	61,842	61,842	0.71	420
June 30, 2025	34.20	13,158	13,158	0.75	183
August 14, 2025	38.00	6,250	6,250	0.87	127
September 30, 2025	28.50	7,106	7,106	1.00	97
November 4, 2025	28.50	25,000	25,000	1.10	509
November 15, 2025	28.50	9,869	9,869	1.13	110
November 15, 2025	34.58	5,263	5,263	1.13	53
December 11, 2025	56.24	5,263	5,263	1.20	212
December 14, 2025	66.12	3,990	3,990	1.20	186
February 15, 2026	77.14	1,974	1,974	1.38	109
March 10, 2026	52.82	5,725	5,725	1.44	217
March 15, 2026	58.90	7,895	7,895	1.45	360
March 29, 2026	50.16	987	987	1.49	36
June 28, 2026	110.20	4,475	4,475	1.74	354
September 26, 2026	30.02	25,657	25,657	1.99	439
November 16, 2026	27.17	13,158	6,578	2.13	127
December 31, 2026	57.00	32,896	32,896	2.25	1,352
March 4, 2027	42.94	526	526	2.42	16
March 8, 2027	38.76	10,526	10,526	2.43	295
September 30, 2027	38.00	132	132	3.00	2
June 30, 2028	16.72	297,634	238,331	3.75	3,795
September 26, 2028	30.02	2,632	1,645	3.99	54
March 20, 2029	21.28	526	262	4.47	6
April 5, 2029	21.28	308,294	115,548	4.51	2,970
August 15, 2034	13.11	3,061,232	2,583,728	9.87	30,586
		3,912,010	3,174,626	8.45	42,615
The Company recognized share-based payments expense related to the issuance of stock options for the three and six months ended September 30, 2024 of $31,506 and $35,479 (2023 - $1,414 and $2,689), respectively.
The outstanding options and warrants disclosed above were anti-dilutive for the three and six months ended September 30, 2024 and 2023 and did not impact the calculation of the loss per share.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

8. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.
The remuneration of key management personnel for the three and six month periods ended September 30, 2024 and 2023 are as follows:

	Three month period ended September 30,		Six month period ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Payroll, consulting and benefits(1)	1,441	885	4,036	1,846
Share-based compensation
Options	20,726	444	22,702	663
Warrants	1,239	—	1,239	—
Total	23,406	1,329	27,977	2,509
(1)For the three months ended on September 30, 2024, includes $1,277 presented in the consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $164 presented in the consolidated statement of loss and comprehensive loss as a part of “Research”. For the six months ended on September 30, 2024, includes $3,243 presented in the consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $793 presented in the consolidated statement of loss and comprehensive loss as a part of “Research”.

9. RESEARCH EXPENSES

	Three month period ended September 30,		Six month period ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Advancement of development programs	5,774	4,952	10,406	9,358
Payroll and benefits	2,221	1,530	5,170	3,209
Lab and administration	695	197	863	405
Professional and consulting fees	425	17	717	108
Total	9,115	6,696	17,156	13,080

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three month period ended September 30,		Six month period ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Capital market	9,608	2,062	12,215	4,224
Payroll, consulting and benefits	3,085	1,342	6,107	2,790
Investor relations	874	315	1,385	442
Office and administration	848	611	1,615	1,219
Professional and consulting fees	812	1,088	1,441	1,506
Business development	323	286	958	489
Listing fees	79	81	180	151
Marketing media	49	15	80	27
Total	15,678	5,800	23,981	10,848

11. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at September 30, 2024, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $60,262. The Company expects to pay this amount within the 18 months ending March 31, 2026, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $12,824 (US$9,500). At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

In the normal course of business, the Company may be subject to legal proceedings and claims. As at September 30, 2024, there was no ongoing litigation and therefore no contingent liabilities have been recorded.
12.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three and six month periods ended September 30, 2024.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	September 30, 2024	March 31, 2024
	$	$
Shareholders’ equity comprised of:
Share capital	443,448	443,877
Contributed surplus	43,791	11,750
Options reserve	42,615	39,177
Warrants reserve	27,594	25,639
Accumulated other comprehensive loss	(4,183)	(2,285)
Deficit	(298,247)	(226,231)
Total	255,018	291,927

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

13.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	September 30, 2024	March 31, 2024
	$	$
Financial assets, measured at fair value:
Cash	154,318	208,992
Financial assets, measured at amortized cost:
Accounts receivable	678	254
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	7,240	9,805
Lease liabilities	133	291
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. Investments are classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three and six month periods ended September 30, 2024.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high creditworthiness. As at September 30, 2024 the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at September 30, 2024, the Company had cash of $154,318 (March 31, 2024 - $208,992) in order to meet current liabilities. Current liabilities include accounts payable and accrued liabilities of $7,240 (March 31, 2024 - $9,805) and lease liabilities of $133 (March 31, 2024 - $291). All amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at September 30, 2024, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $1,475 over a one-year period.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while the functional currency of CAD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

At September 30, 2024 the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	110,302	22	343
Accounts payable and accrued liabilities	(218)	(475)	(211)
Lease liability	—	(74)	—
	110,084	(527)	132
Foreign currency rate	1.3499	1.8080	1.5076
Equivalent in Canadian dollars	148,602	(953)	199
Impact of 10% change in exchange	14,860	(95)	20

Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.

14.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.5% are as follows:

	Three month period ended September 30,		Six month period ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Net loss before income taxes	(57,192)	(11,890)	(72,016)	(26,404)

Expected recovery at statutory rate	(15,157)	(3,151)	(19,085)	(6,997)
Share-based compensation	8,867	375	9,920	713
Share issuance costs	(35)	(459)	(74)	(545)
Difference between Canadian and foreign tax rates	2,109	941	3,069	1,893
Effect of exchange on unbooked deferred tax assets	(23)	(193)	53	(444)
Adjustment to prior year loss carryforwards	—	—	—	(239)
Non-deductible expenses	68	29	87	34
Other	40	—	5	—
Change in unrecognized deferred tax assets	4,131	2,458	6,025	5,585
Income tax recovery	—	—	—	—

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	September 30, 2024	March 31, 2024
	$	$
Non-capital loss carryforwards	49,534	43,185
Deferred compensation	1,505	1,474
R&D expenditures	1,937	1,681
Share issuance costs	3,748	4,361
Depreciation/CCA differences	9	7
	56,733	50,708
Valuation allowance	(56,733)	(50,708)
	—	—
Non-capital loss balance
As at September 30, 2024, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2036	1
2037	62
2038	32
2039	115
2040	863
2041	21,856
2042	16,019
2043	10,704
2044	24,397
2045	14,394
88,443
As at September 30, 2024, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars that will expire as follows:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

$
Pre-acquisition loss generated in the period ended December 4, 2020	989
Post-acquisition loss generated in the period ending March 31, 2021	1,320
Loss generated in the year ending March 31, 2022	5,849
Loss generated in the year ending March 31, 2023	5,311
Loss generated in the year ending March 31, 2024	2,792
Loss generated in the three-month period ended September 30, 2024	3,010
19,271

Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at September 30, 2024, the annual limitation was $144.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
As at September 30, 2024, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce taxable income of future years. The non-capital losses in Ireland , stated in Canadian Dollars, expire as follows:

Year of expiry	$
2042	22,965
2043	23,017
2044	33,857
2045	18,572
98,411
As at September 30, 2024 the Company had $41,640 of non-capital losses in UK which under certain circumstances can be used to reduce the taxable income of future years. These losses do not expire.